Exhibit (a)(1)(E)

Offer to Purchase for Cash by

United Development Funding IV

of up to 1,707,317 Common Shares of Beneficial Interest
at a Purchase Price of $20.50
Per Common Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY
TIME, ON JULY 2, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY
MAY BE EXTENDED, THE “EXPIRATION DATE”).

June 4, 2014

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

United Development Funding IV, a Maryland real estate investment trust (the “Trust”), has listed its common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), on the Nasdaq Global Select Market (“NASDAQ”), commencing on June 4, 2014, under the symbol “UDF”. The listing provides the Trust’s shareholders a security that can be sold on a daily basis at a price determined by the market.

We have been appointed by the Trust to act as Dealer Manager in connection with the Trust’s offer to purchase for cash up to 1,707,317 Common Shares, at a purchase price of $20.50 per Common Share (the “Purchase Price”), net to the tendering shareholders in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 4, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). If a total of 1,707,317 Common Shares is purchased, the amount of consideration offered to shareholders will be approximately $35 million. Please furnish copies of the enclosed materials to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee.

All Common Shares purchased pursuant to the Offer will be purchased at the same Purchase Price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the Common Shares properly tendered and not properly withdrawn may not be purchased if more than 1,707,317 Common Shares are properly tendered and not properly withdrawn. Only Common Shares properly tendered and not properly withdrawn will be eligible to be purchased. Common Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if more than 1,707,317 Common Shares are properly tendered and not properly withdrawn prior to the Expiration Date, the Trust will purchase Common Shares: (1) first, from all holders of “odd lots” of less than 100 Common Shares who properly tender all of their Common Shares and do not properly withdraw them prior to the Expiration Date and (2) second, from all other shareholders who properly tender Common Shares , on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Common Shares, until the Trust has purchased Common Shares resulting in an aggregate purchase price of $35 million. See Sections 1, 3 and 4 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated June 4, 2014;

2.	Letter of Transmittal and the Form W-9 for your use in accepting the Offer and tendering Common Shares of, and for the information of, your clients (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Common Shares);

3.	Letter to Clients, for you to send to your clients for whose accounts you hold Common Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery with respect to Common Shares, to be used to accept the Offer if the procedures for book-entry transfer cannot be completed on a timely basis or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary (as defined in the Offer to Purchase) prior to the Expiration Date; and

5.	Notice of Withdrawal of Tender for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and DTC Participants.

The conditions of the Offer are described in Section 6 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:01 a.m., New York City time, on July 2, 2014, unless the Offer is extended or withdrawn. Under no circumstances will the Trust pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Common Shares to be tendered properly pursuant to the Offer:

•	confirmation of receipt of the Common Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•	the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

Although the Trust’s Board of Trustees has authorized the Offer, none of the Trust, any member of the Trust’s Board of Trustees, the Dealer Manager, the Paying Agent, the Information Agent, the Depositary (each as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Common Shares. Your clients must make their own decisions as to whether to tender their Common Shares and how many Common Shares to tender. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the related Letter of Transmittal including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their brokers, dealers, commercial banks, trust companies or other nominees.

The Trust will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Paying Agent, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Common Shares pursuant to the Offer. However, the Trust will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Trust will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Common Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase. See Section 5 of the Offer to Purchase.

2

If you have any questions regarding the Offer or require additional copies of the Offer to Purchase, the Letter of Transmittal or other Offer documents, please contact the Information Agent at the telephone number and address set forth below.

The Information Agent for the Offer is:

American National Stock Transfer, LLC
405 Park Avenue, 12th Floor
New York, NY 10022
Telephone: (877) 373-2522 (toll-free)

Very truly yours,

Realty Capital Securities, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Trust, the Dealer Manager, the Paying Agent, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

3